Wowjoint Holdings Limited Corrects Error in Ownership Disclosure of Substantial Shareholder

Beijing, China, April 15, 2013 /PRNewswire-Asia-FirstCall/ -- Wowjoint Holdings Limited (OTCQB: BWOWF) ("Wowjoint" or the "Company"), China's innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery announced today it is issuing a correction to the Company’s previous SEC filings and press releases in reference to the ownership breakdown of one of its substantial shareholders.

Affiliates of Realink Group Limited (“Realink”) may be deemed to beneficially own approximately 54.8% of Wowjoint's voting power. Realink is controlled by some of the Company’s executive officers. Mr. Yabin Liu, Chief Executive Officer and Chairman of Wowjoint, is a 44.4% holder of Realink; a British Virgin Island company.  Mr. Fude Zhang, Wowjoint’s Chief Technical Officer and director, is a 39.5% holder of Realink, and Mr. Liguo Liu, Wowjoint's Chief Marketing Officer, is a 5.4% holder of Realink.

The remaining 10.7% shares of Realink are held by Mr. Huijing Liu and have been since November 2009 and he does not hold any executive positions in Wowjoint at this time. The Company had not corrected the ownership breakdown of Realink in its SEC filings and press release in April 2010 and had incorrectly listed a previous executive officer who is deceased, versus the accurate owner, Mr. Huijing Liu, who is the nephew of the Company’s CEO.

This information does not affect the Wowjoint's business operations or other shareholders' interests.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:

Aubrye Foote, Vice President of Investor Relations

Tel: (530) 475-2793

Email: aubrye@wowjoint.com

Website: www.wowjoint.com